Amy L. Perry

Vice President,

Assistant General

Counsel and Corporate

Secretary

September 3, 2010

Via EDGAR and Fax

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	NuStar GP Holdings, LLC (the “Company”) NuStar Energy L.P. (the “Partnership”) Form 10-K for Fiscal Year Ended December 31, 2009 File No. 1-32940 File No. 1-16417

Ladies and Gentlemen:

This letter sets forth the response of the Partnership and the Company (collectively referred herein as “NuStar”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the follow-up comment letter dated August 20, 2010 (the “August Letter”) to our response letter dated July 13, 2010 to your comment letter dated June 29, 2010 with respect to the annual report on Form 10-K for the year ended December 31, 2009 and the quarterly report on Form 10-Q for the quarter ended March 31, 2010 for each of the Company and the Partnership. For your convenience, the Staff’s comment from the August Letter has been repeated below in italics, with our response set forth immediately thereafter.

•••

NuStar Energy L.P.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data, page 60

Note 15. Derivatives and Risk Management Activities, page 84

We note your response to prior comment nine indicates that your regression analysis has consistently demonstrated that the underlying hedging relationships for your inventory fair value hedges remained highly effective during the period. So that we may better understand your conclusions, please address the following:

•	Tell us the significant factors that contributed to your hedge ineffectiveness at December 31, 2009

Response: The significant factors that contributed to our hedge ineffectiveness at December 31, 2009 involved a trading strategy that took advantage of market conditions, whereby future market prices were higher than current spot market prices (the market was in contango). During 2009, we purchased a large volume of inventory at spot prices, stored it up to one year and used NYMEX futures contracts, which set a higher sales price, to hedge our exposure to commodity price risk over the term of this strategy. The appreciation in market prices during 2009 caused the fair value gains on the inventory in this strategy to exceed the fair value losses of our NYMEX hedge positions, resulting in an aggregate $8.7 million of recorded ineffectiveness. Despite the amount of ineffectiveness recorded in this strategy, our effectiveness assessment continually indicated that the physical and NYMEX market prices remained correlated for a period of time commensurate with the term of the hedging relationship based on regression analysis as described below.

The remaining amount of ineffectiveness recorded in 2009 represents routine ineffectiveness from our other fuels marketing activities, which included short-term hedges to mitigate the commodity price risk in the related inventory while it was carried on our balance sheet.

•	Clarify for us how you define highly effective for the purposes of your regression analysis

Response: For prospective hedge effectiveness analysis, we determine a hedging relationship to be highly effective when our regression analysis results in a slope between 0.8 and 1.25 for cumulative changes in the applicable values of the derivative and hedged item over a term commensurate with the term of the strategy, together with a correlation coefficient (Multiple R) of 0.9 or better, and therefore an R-square value of 0.8 or better. Retrospectively, we determine a hedging relationship to be highly effective when our regression analysis still results in a slope between 0.8 and 1.25, together with an R-square value of 0.8 or better, and add an F-test yielding a confidence level of 0.95 (Significant F < 0.05) or better over the applicable rolling period to ensure that the association between comparable changes in values of the derivative and the hedged item are statistically significant. We perform this retrospective analysis at least quarterly.

•

Explain to us how you considered including additional information in your accounting policy note regarding the criteria you use to determine if hedge accounting is appropriate at inception and on an ongoing basis. See Rule 4-08(n)(3) of Regulation S-X.

Response: In acknowledgement of Rule 4-08(n)(3) of Regulation S-X, we propose to clarify our Derivative Financial Instruments policy in Note 2 in our future filings by adding the following:

We formally document all relationships between hedging instruments and hedged items. This process includes identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. To qualify for hedge accounting, we assess at inception of the hedge whether the derivative instruments that are used in our hedging transactions are expected to be highly effective in offsetting changes in cash flows or the fair value of the hedged items. Throughout the designated hedge period and at least quarterly, we assess whether the derivative instruments are highly effective and continue to qualify for hedge accounting. To assess the effectiveness of the hedging relationship both prospectively and retrospectively, we use regression analysis to calculate the correlation between the derivative instrument and the hedged item.

NuStar acknowledges that (i) each of the Company and the Partnership is responsible for the adequacy and accuracy of the disclosure in each of its respective filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NuStar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding the foregoing response or require additional information, please contact me at 210.918.2512 or amy.perry@nustarenergy.com.

Sincerely,

/s/ Amy L. Perry
Amy L. Perry
Vice President, Assistant General Counsel and Corporate Secretary NuStar GP, LLC

cc:	Curtis V. Anastasio, President and Chief Executive Officer, NuStar GP, LLC and NuStar GP Holdings, LLC

Bradley C. Barron, Senior Vice President and General Counsel, NuStar GP, LLC and NuStar GP Holdings, LLC

Thomas R. Shoaf, Vice President and Controller, NuStar GP, LLC and NuStar GP Holdings, LLC

Jorge del Alamo, Vice President and Assistant Controller, NuStar GP, LLC